Exhibit 99.5

152-158 St Georges Terrace
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Press release

Mining Warden’s decision on the Rhodes Ridge Joint Venture lease
29 September 2009
Rio Tinto has welcomed the decision of the Mining Warden confirming the validity of the Rhodes Ridge Joint Venture’s (50 per cent Rio Tinto) tenure over Rhodes Ridge in the East Pilbara in North West Australia.
While the complex issues dealt with in the decision merit further consideration, the underlying conclusion is clear.
The decision has confirmed the validity of the JV’s rights under the Rhodes Ridge State Agreement, and the rights it enjoys under the Temporary Reserves and associated rights of occupancy.
It has upheld the primacy of the State Agreement and all of its associated rights over the provisions of the Mining Act, emphasising the long term duration of the operation of State Agreements necessary to facilitate the economic mining and export of iron ore.
The Warden decided the exploration licence applications needed further consideration, but made clear they would in any event remain subject to a number of factors — the most important of which was recognition of the primacy of the joint venturers’ rights. This meant any exploration licence should not interfere with joint venture activities, and not abrogate joint venture rights, including mining and other rights under the State Agreement.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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